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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 BRADLEES, INC.
               (Exact name of registrant as specified in charter)

  Massachusetts                                             04-3156108
----------------                                          --------------------
(State or other jurisdiction                              (IRS employer
     of incorporation)                                    identification no.)

                    ONE BRADLEES CIRCLE, BRAINTREE, MA 01284
                    -----------------------------------------
               (Address of principal executive offices) (Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

                                                    Name of each exchange
        Title of each class                         on which each class is
        to be so registered                         to be registered
        -------------------                         ----------------------

               NONE                                          NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                         PREFERRED STOCK PURCHASE RIGHTS
                         -------------------------------
                                (Title of Class)



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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

On November 23, 1999, the Board of Directors of our Company, Bradlees, Inc., a Massachusetts corporation (the "Company"), adopted a Shareholder Rights Agreement (the "Rights Agreement") and declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share. The dividend is payable on November 26, 1999 to the stockholders of record on November 26, 1999.

         Our Board has adopted this Rights Agreement to protect the Company's stockholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group which acquires 15% or more of our outstanding common stock without the approval of our Board. The Rights Agreement should not interfere with any merger or other business combination approved by our Board in the future.

         For those interested in the specific terms of the Rights Agreement as made between our Company and BankBoston, N.A., as the Rights Agent, on November 23, 1999, we provide the following summary description. Please note, however, that this description is only a summary and is not complete, and should be read together with the entire Rights Agreement, which is incorporated herein by reference and has been filed as an exhibit to this Form 8-A.

THE RIGHTS. Our Board authorized the issuance of one Right for each share of common stock outstanding as of November 26, 1999. Therefore as of November 26, l999, each share of common stock also represents one Right. The Rights will initially trade with, and will be inseparable from, the common stock. Until the Rights become exercisable, they are evidenced only by the certificates or book-entry credits that represent shares of common stock. New Rights will accompany any new shares of common stock we issue after November 26, 1999 unless and until the Distribution Date described below.

EXERCISE PRICE. Each Right will allow its holder to purchase from our Company one one-thousandth of a share of Series A Junior Participating Cumulative Preferred Stock (the "Preferred Stock") for $45.00, once the Rights become exercisable. This portion of a share of Preferred Stock will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

EXERCISABILITY.  The Rights will not be exercisable until

- 10 days after the public announcement that a person or group has become an "Acquiring Person" by becoming the beneficial owner of 15% or more of our outstanding common stock, or, if earlier,

- 10 business days (or a later date determined by our Board before any person of group becomes an Acquiring Person) after a person or group begins a tender or exchange


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         offer which, if consummated, would result in that person or group becoming an Acquiring Person.

         We refer to the date when the Rights become exercisable as the "Distribution Date." Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.

         Our Board may reduce the threshold at which a person or group becomes an Acquiring Person from 15% to not less than 10% of the outstanding common stock.

CONSEQUENCES OF A PERSON OR GROUP BECOMING AN ACQUIRING PERSON.

- FLIP IN. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $45.00, purchase shares of our common stock with a market value of $90.00, based on the market price of the common stock prior to such acquisition.

- FLIP OVER. If our Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for $45.00, purchase shares of the acquiring corporation with a market value of $90.00 based on the market price of the acquiring corporation's stock, prior to such merger.

PREFERRED STOCK PROVISIONS.

Each one one-thousandth of a share of Preferred Stock, if issued:

-        will not be redeemable.

- will entitle holders to quarterly dividend payments of $.001 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

- will entitle holders upon liquidation either to receive $1.00 per share or an amount equal to the payment made on one share of common stock, whichever is greater.

-        will have the same voting power as one share of common stock.

- and if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-thousandth interest in a share of Preferred Stock should approximate the value of one share of common stock.


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EXPIRATION. The Rights will expire on November 23, 2009, unless earlier exercised following the Distribution Date or redeemed or exchanged.

REDEMPTION. Our Board may redeem the Rights for $.01 per Right only until the earliest of (i) the time at which any person or group becomes an Acquiring Person or (ii) the expiration of the Rights Agreement. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.01 per Right. The redemption price will be adjusted if we have a stock split of or stock dividends on our common stock.

EXCHANGE. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common stock, our Board may, at its option, extinguish the Rights by exchanging all or any part of the then outstanding exercisable Rights for shares of common stock at an exchange ratio specified in the Rights Agreement, other than Rights held by the Acquiring Person.

ANTI-DILUTION PROVISIONS. Our Board may adjust the exercise price of the Rights, the number of shares of Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Stock or common stock. No adjustments to the Exercise Price of less than 1% will be made.

AMENDMENTS. The terms of the Rights Agreement generally may be amended by our Board without the consent of the holders of the Rights. However, our Board may not amend the Rights Agreement to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of our outstanding common stock. In addition, the Board may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, our Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

ITEM 2.  EXHIBITS

3.1 Certificate of Vote of Directors Establishing a Series of a Class of Stock of Bradlees, Inc. classifying and designating the Series A Junior Participating Cumulative Preferred Stock.

3.2      Amendment No. 1 to Amended and Restated By-laws of Bradlees, Inc.

4.1 Shareholder Rights Agreement, dated as of November 23, 1999, between Bradlees, Inc. and BankBoston, N.A., as Rights Agent.



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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                          BRADLEES, INC.

Date: November 29, 1999                   By: /s/ Peter Thorner
                                              ------------------------------
                                              Name:  Peter Thorner
                                              Title: Chairman and
                                                     Chief Executive Officer


                                          By: /s/ Cornelius F. Moses III
                                              ------------------------------
                                              Name:  Cornelius F. Moses III
                                              Title: Senior Vice President,
                                                     Chief Financial Officer


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                                  EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION

      3.1 Certificate of Vote of Directors Establishing a Series of a Class of Stock of Bradlees, Inc. classifying and designating the Series A Junior Participating Cumulative Preferred Stock.

      3.2         Amendment No. 1 to Amended and Restated By-laws of
                  Bradlees, Inc.

      4.1 Shareholder Rights Agreement, dated as of November 23, 1999, between Bradlees, Inc. and BankBoston, N.A., as Rights Agent.